UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No. __)*

FAMOUS DAVE’S OF AMERICA, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

307068106

(CUSIP Number)

FS Special Opportunities I, L.P.

3033 Excelsior Boulevard, Suite 560

Minneapolis, MN 55416

Phone: (612) 309-5195

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securiteis Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that secton of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 307068106

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Famous Dave’s of America, Inc. a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by:

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund” or the “Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

(b)        The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 560, Minneapolis, Minnesota 55416.

(c)        FS I Fund was organized in April 2013. FS I Fund is a private investment partnership whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e)  During the last five years, neither the Fund, Farnam Capital, nor the principals of Farnam Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Farnam Capital are the investment proceeds of the Fund. (See Item 4 for a detailed description of the transaction.)

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Farnam Group may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

The 418,169 shares of common stock of the Company described in this Schedule 13D (the “Shares”) were acquired on November 10, 2017 pursuant to a Stock Purchase Agreement (the “Purchase Agreement”) by and between the Company and PW Partners, LLC (“PW Partners”). Pursuant to the Purchase Agreement, the Company sold the Shares to PW Partners on behalf of FS I Fund as the designated client of PW Partners. The Shares were purchased at a purchase price of $3.50 per share, resulting in aggregate gross proceeds to the Company of $1,463,591.50 (the “Private Placement”). FS Fund I advanced funds to PW Partners for purchase of the Shares, which were issued in the name of FS Fund I and deposited in a managed account (the “Managed Account”) managed by PW Partners for the benefit of FS Fund I. While the Shares are held for the benefit of FS Fund I in the Managed Account, PW Partners retains the right to vote such Shares under the managed account agreement. This voting right may be revoked at any time by FS Fund I. PW Partners assigned to FS Fund I all rights of PW Partners under the Purchase Agreement and the related Registration Rights Agreement, described below under “Registration Rights Agreement.”

Pursuant to its Purchase Agreement with PW Partners, the Company agreed to take the necessary steps to cause the Board to (i) appoint a mutually acceptable nominee selected by PW Partners (the “PW Director”), who shall be an independent director, to serve on the Board until the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), (ii) nominate the PW Director for election to the Board at the 2018 Annual Meeting for a term of office expiring at the 2019 Annual Meeting of Shareholders, (iii) recommend, and reflect such recommendation in the Company’s definitive proxy statement in connection with the 2018 Annual Meeting, that the shareholders of the Company vote to elect the PW Director to the Board at the 2018 Annual Meeting, and (iv) solicit, obtain proxies in favor of and otherwise support the election of the PW Director to the Board at the 2018 Annual Meeting, in a manner no less favorable than the manner in which the Company supports other nominees for election at the 2018 Annual Meeting. The managed account agreement between PW Partners and FS Fund I provides that PW Partners will recommend Peter Haeg as the PW Director.

On or about the date of this Schedule 13D, the group consisting of PW Partners, its affiliate PW Capital Management, LLC (“PW Capital”) and certain other affiliates of PW Partners (the “PW Group”) is filing a Schedule 13D report with respect to its beneficial ownership of Common Stock of the Company. The shares reported in the PW Group’s Schedule 13D include 418,169 Shares issued to the FS I Fund as a result of PW Partners’ voting rights under the managed account agreement. Jeffery Crivello, a member of the Company’s board of directors (the “Board”), as well as the Company’s current Chief Executive Officer, is the Chief Financial Officer of PW Partners Capital Management, LLC. Because of their shared beneficial ownership of the Shares, PW Group and Farnam Group may together be considered a “group” for purposes of Rule 13d-1. The Farnam Group disclaims beneficial ownership of any shares of the Company held by PW Group other than the 418,169 Shares and disclaims the existence of any such Section 13(d) “group”.

Registration Rights Agreement

In connection with the Purchase Agreement, the Company entered into a registration rights agreement with PW Partners on November 10, 2017 (the “Registration Rights Agreement”) pursuant to which the Company has agreed to register, upon certain terms described below, the Shares of Common Stock issued to FS I Fund pursuant to the Purchase Agreement, the shares of Common Stock acquired pursuant to a certain Standby Purchase Agreement, and any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of such Common Stock (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, upon the written request of holders of more than 50% of the Registrable Securities delivered no sooner than six months after the Registration Rights Agreement execution date, the Company agreed (a) to file with the U.S. Securities and Exchange Commission (the “Commission”) as promptly as practicable, but in no event later than 90 days after the date of such written request, a shelf registration for delayed or continuous offerings of Registrable Securities in market transactions on Form S-3 (the “Shelf Registration”) and (b) to cause the Shelf Registration to be declared effective by the Commission as soon thereafter as practicable. The Company is required to use its commercially reasonable efforts to keep such Shelf Registration continuously effective and usable for resale of Registrable Securities until the earlier of (i) the second anniversary of the date of the Registration Rights Agreement; (ii) the date on which all Registrable Securities have been distributed to the public either pursuant to a registration statement, Rule 144 or sold in a private transaction in which the transferor’s registration rights are not assigned; or (iii) otherwise until there are no longer any Registrable Securities.

The Registration Rights Agreement also provides for certain piggyback registration rights for holders of Registrable Securities; however, so long as a Shelf Registration is on file and effective, then, subject to the terms and conditions of the Registration Rights Agreement, the Company shall have no obligation to allow participation in such piggyback registration rights.

In the event of an underwritten offering in which the underwriter recommends that marketing factors require a limitation of the number of shares to be underwritten, the Registration Rights Agreement provides that the number of shares included in the underwriting shall be allocated as follows: first, to the Company; second, to the holders of Registrable Securities and Wexford Capital LP (the beneficial owner of approximately 19.2% of the Company’s Common Stock) on a pro rata basis based on the total number of Registrable Securities proposed to be sold held by the holders of Registrable Securities and the total number of shares of Common Stock proposed to be sold by Wexford Capital LP; and third, among any other shareholders of the Company having rights to register securities in connection with such registration on a pro rata basis based on the total number of shares proposed to be sold in the offering held by such other shareholders.

Other Terms

The Purchase Agreement and the Registration Rights Agreement contain ordinary and customary provisions for agreements and documents of this nature, such as representations and warranties (for which PW is obligated both on behalf of itself and FS I Fund), covenants and indemnification obligations, as applicable. The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to describe all of the terms and provisions thereof and are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K and are incorporated herein by reference.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Farnam Group intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.	Interests in Securities of the Issuer.

(a)         FS I Fund may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer, representing approximately 5.7% of the Common Stock. (All percentages are based upon 7,375,797 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2017.)

(b)         FS I Fund has no voting power, but does have dispositive power with respect to the Common Stock. Farnam Capital may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its dispositive power, representing approximately 5.7% of the Common Stock. These shares are held in the Managed Account. Voting power is held by PW Partners pursuant to the managed account agreement (see Item 4 above).

Mr. Cabillot and Mr. Haeg share dispositive power of the Common Stock beneficially owned by the Funds by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

(c)         FS I Fund purchased 418,169 shares at a purchase price of $3.50 per share, pursuant to the managed account agreement with PW Partners and as a result of PW Partners appointing FS I Fund as “Purchaser Designee” under the Purchase Agreement between PW Partners and the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the terms of the Purchase Agreement and the Registration Rights Agreement and other arrangements regarding the 418,169 shares.

With respect to FS I Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement to file jointly.

10.1	Stock Purchase Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.1, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017)

10.2	Registration Rights Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.2, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         November 20, 2017

FS SPECIAL OPPORTUNITIES I, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg